Pricing Supplement (To Prospectus dated August 5, 1999 and Prospectus Supplement dated June 5, 2001) November 9, 2001
$88,441,000
S&P 500 INDEX® LINKED NOTES, DUE 2003

Bank of America Corporation S&P 500 Index Linked Notes, due 2003 are our unsecured non-interest bearing senior debt securities with a return based on the performance of the S&P 500 Index as described in this pricing supplement. The principal and any supplemental amounts payable on the notes will be paid at maturity.

Pricing Date:	November 9, 2001	Index Performance:	The performance of the S&P 500 Index is determined by the closing levels of the S&P 500 Index on the Pricing Date and on each of the Valuation Dates.
Issue Date:	November 16, 2001	Participation Rate:	27%
Valuation Dates:	May 9, 2002, November 8, 2002, and May 9, 2003	Minimum Initial Purchase Amount:	$250,000
Maturity Date:	May 16, 2003	Minimum Denominations:	$100,000 and integral multiples of $1,000 in excess thereof.
Interest Rate:	Interest will not be paid on the notes.	Listing:	The notes are approved for listing on the American Stock Exchange under the symbol "BOA.A."

	Per Note		Total
Public Offering Price		100.00%	$88,441,000
Agent's Commissions		0.50%	442,205
		_________	___________
Proceeds (Before Expenses)		99.50%	$87,998,795
______________________________________________________________________________
Our notes are unsecured and are not savings accounts, deposits, or other obligations of a bank. Our notes are not guaranteed by Bank of America, N.A. or any other bank, are not insured by the Federal Deposit Insurance Corporation or any other governmental agency and involve investment risks. Potential purchasers of the notes should consider the information set forth in "Risk Factors" beginning on page PS-6.

None of the Securities and Exchange Commission, any state securities commission, or any other regulatory body has approved or disapproved of these notes or passed upon the adequacy or accuracy of this pricing supplement, the attached prospectus supplement, or the attached prospectus. Any representation to the contrary is a criminal offense.

_______________________________________________________________________________
We will deliver the notes in book-entry form only through The Depository Trust Company on or about November 16, 2001 against payment in immediately available funds.

Bank of America, N.A.	Banc of America Securities LLC
Agents ________________________________________________

"Standard & Poor's®", "S&P®", "S&P 500®", "Standard & Poor's 500," and "500" are trademarks of The McGraw-Hill Companies, Inc. and have been licensed for use by us. The notes are not sponsored, endorsed, sold, or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the notes.

SUMMARY

This summary includes questions and answers to help you understand the notes. You should read carefully this pricing supplement and the entire attached prospectus supplement and the attached prospectus to understand fully the terms of the notes.

In particular, you should review carefully the sections entitled "Risk Factors" in this pricing supplement and in the attached prospectus supplement to determine whether an investment in the notes is appropriate for you. All of the information set forth below is qualified in its entirety by the more detailed explanation contained in this pricing supplement, prospectus supplement and prospectus.

Are the notes equity or debt securities?

The notes are senior debt securities. However, these notes differ from traditional debt securities in a few significant ways. You will not receive interest payments. Instead, you may receive an additional amount in excess of the principal amount of the notes at maturity if the average of the closing level of the S&P 500 Index on the Valuation Dates is higher than the closing level of the S&P 500 Index on the Pricing Date. We call this additional amount the "Supplemental Redemption Amount" and describe how it is calculated below. However, even if the average of the closing level of the S&P 500 Index on each of the Valuation Dates is higher than the closing level of the S&P 500 Index on the Pricing Date, you will not benefit from the entire amount of the increase. Instead, your benefit will be limited to 27% of the increase, the "Participation Rate." We describe the specific terms of the notes in the section entitled "Description of the Notes."

Who publishes the S&P 500 Index and what does the S&P 500 Index measure?

The S&P 500 Index is published by Standard & Poor's, a division of McGraw-Hill, Inc., or "S&P", and is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943.

Do the notes guarantee the return of your principal?

Yes. If you hold the notes to maturity, you will receive your full principal amount. However, if you attempt to sell the notes prior to maturity, you may find that the market value of the notes is less than the principal amount of the notes.

How will the Supplemental Redemption Amount be determined and how much will you receive at maturity?

The Supplemental Redemption Amount is determined by reference to the Participation Rate and the Index Performance, which, itself, is based on the closing level of the S&P 500 Index on the Pricing Date and on each of the Valuation Dates. The calculation agent will determine the Index Performance and the Supplemental Redemption Amount as described below:

  We set the Participation Rate, expressed as a percentage, on the Pricing Date.
  The Index Performance, expressed as a percentage, will be determined as follows:
    The closing level of the S&P 500 Index on the Pricing Date is 1,120.31 and is the "Initial Level."
    The calculation agent also will determine the closing level of the S&P 500 Index on each of the three Valuation Dates, which will be May 9, 2002, November 8, 2002, and May 9, 2003, each subject to postponement as described below.
    On the final Valuation Date, the calculation agent will determine the average of these three closing levels of the S&P 500 Index. We call this average, rounded to two decimal places, the "Average Level."
    On the final Valuation Date, the calculation agent also will determine the difference between the Initial Level and the Average Level, expressed as a percentage and rounded to two decimal places. This figure is called the "Index Performance" and is described by the following formula:
Index Performance =	(Average Level - Initial Level)
Initial Level

If the Index Performance is negative or zero, we will not pay you a Supplemental Redemption Amount. If the Index Performance is positive, the calculation agent will determine the Supplemental Redemption Amount that we will pay you by multiplying the principal amount of the notes by the product of the Participation Rate and the Index Performance.

For example, given an of Initial Level 1,120.31 and a hypothetical Average Level of 1,220, then the Index Performance would be 8.90%. With a Participation Rate of 27%, the Supplemental Redemption Amount per $1,000 principal amount of notes would be $24.03, resulting in a total payment to the holder at maturity of $1,024.03.

Although you will benefit if the Index Performance is positive, your benefit will be limited by the Participation Rate. No Supplemental Redemption Amount will be paid if the Index Performance is zero or negative. However, you will receive the principal amount of the notes at maturity.

What is the role of the selling agents?

Our affiliates, Bank of America, N.A. and Banc of America Securities LLC, or "BAS," are acting as our selling agents in connection with this offering of notes and are receiving a commission based on the total principal amount of notes sold. In this capacity, neither Bank of America, N.A. nor BAS is your fiduciary or advisor, and you should not rely upon any communication from Bank of America, N.A. or BAS in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisers.

How are the notes being offered?

The selling agents are offering the notes to selected potential investors on a best efforts basis. We have registered the notes with the Securities and Exchange Commission in the United States. We are not registering the notes for public distribution in any other jurisdiction. However, Bank of America, N.A. may solicit offers to purchase the notes from non-United States investors in reliance on available private placement exemptions. We describe these exemptions under the section entitled "Investor Notices."

What is the role of the calculation agent?

We have appointed our affiliate, BAS, as calculation agent. The calculation agent determines the Supplemental Redemption Amount and all the variables that affect the Supplemental Redemption Amount, including the closing level of the S&P 500 Index on the Valuation Dates and the Index Performance.

How has the S&P 500 Index performed historically?

We have provided a table, on page PS-11, showing the quarterly performance of the S&P 500 Index from 1998 through November 8, 2001. We provide this historical information to help you evaluate the behavior of the S&P 500 Index so that you can make an informed decision with respect to an investment in the notes. You should realize, however, that past performance is not necessarily indicative of how the S&P 500 Index or the notes will perform in the future.

Are the notes exchange-traded funds?

No, the notes are not part of an exchange-traded fund. The value of the notes will not rise and fall one-for-one with the S&P 500 Index. We do not expect the notes to trade with the same volume or liquidity as certain exchange-traded funds.

How will I be able to find the S&P 500 Index level at any point in time?

You can obtain the level of the S&P 500 Index from the Bloomberg® service under the symbol "SPX," Standard and Poor's website, at www.standardandpoors.com or www.spglobal.com, as well in The New York Times, The Wall Street Journal, and The Financial Times.

How are the notes treated for United States income tax purposes?

For United States federal income tax purposes, the notes will be classified as debt instruments which provide for contingent interest. As a result, the notes will be considered to be issued with original issue discount, or "OID." If you are a United States Holder, you will be required to include a portion of such OID in income for each taxable year that you own the notes, even though you will not receive any cash payments during the term of the notes. Additionally, you generally will be required to recognize ordinary income on the gain, if any, realized on a sale, upon maturity, or other disposition of the notes. If you are a Non-United States Holder, payments on the notes generally will not be subject to United States federal income or withholding tax, as long as you provide us with the requisite forms. See the section entitled "United States Federal Income Tax Summary."

Will the notes be listed on an exchange?

The notes have been approved for listing on the American Stock Exchange under the symbol "BOA.A," subject to official notice of issuance. However, listing the notes on the American Stock Exchange will not necessarily ensure that a liquid trading market will be available for the notes.

Can the Maturity Date be postponed if a Market Disruption Event occurs?

If the calculation agent determines that, on any Valuation Date, a Market Disruption Event (as defined below) has occurred or is continuing, that Valuation Date will be postponed until the first Business Day (as defined below) on which no Market Disruption Event occurs or is continuing. If such a delay occurs, then the calculation agent will instead use the closing level of the S&P 500 Index on the first Business Day after that day on which no Market Disruption Event occurs or is continuing, but the delay will never be more than five Business Days. As a result, if a Market Disruption Event occurs or is continuing on the last scheduled Valuation Date, the Maturity Date for the notes will also be postponed, although not by more than five Business Days. If any scheduled Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date. If the closing level of the S&P 500 Index is not available on such last possible day, either because of a Market Disruption Event or for any other reason, the calculation agent will make a good faith estimate of the closing level of the S&P 500 Index based on its assessment, made in its sole discretion, of the value of the S&P 500 Index at that time. See the section entitled "Description of the Notes -- Market Disruption."

RISK FACTORS

Your investment in the notes involves risks. Your decision to purchase the notes should be made only after carefully considering the risks of an investment in the notes, including those discussed below, with your advisors in light of your particular circumstances. The notes are not an appropriate investment for you if you are not knowledgeable about the significant elements of the notes or financial matters in general.

The Supplemental Redemption Amount, if any, you will receive is uncertain. The notes differ from ordinary debt securities in that the rate of return is not a pre-determined number, such as a fixed rate of interest or the prime rate. Instead, any return is based on the future performance of the group of stocks making up the S&P 500 Index. We cannot assure you that the Index Performance will be positive. Therefore, your yield may be less than the yield you would earn if you bought a more conventional senior debt security with the same maturity date or if you invested in the S&P 500 Index stocks directly. Because the Average Level represents the average of the closing level of the S&P 500 Index on each of the Valuation Dates, it is possible that, even if the closing level of the S&P 500 Index on two of the Valuation Dates is higher than the Initial Level, the Average Level may still be less than the Initial Level. In such a case, no Supplemental Redemption Amount would be due, and you would receive your principal only at maturity. See the section entitled "Description of the Notes--General."

If you attempt to sell the notes prior to maturity you may find that the market value of the notes, if any, is less than the principal amount of the notes. Unlike savings accounts, certificates of deposits, and other similar investment products, you have no right to redeem the notes prior to maturity. If you wish to liquidate your investment in the notes prior to maturity, your only option would be to sell the notes. As we discuss below, there may be a very illiquid market for the notes or no market at all. Even if you were able to sell your notes, there are many factors outside of our control that may affect the market value of the notes, some of which, but not all, are stated below. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor.

    S&P 500 Index. Because the total amount payable at maturity is tied to the closing level of the S&P 500 Index on the Pricing Date and on each of the Valuation Dates, the market value of the notes will depend significantly on the level of the S&P 500 Index. The S&P 500 Index is influenced by the operational results, creditworthiness, and dividend rates, if any, of the companies represented by the component stocks of that index, and by complex and interrelated political, economic, financial, and other factors that affect the capital markets generally, the markets on which the component stocks of that index are traded, and the market segments of which the companies represented by the component stocks of that index are a part. See the section entitled "The S&P 500 Index." It is impossible to predict the level of the S&P 500 Index.
    Volatility of the S&P 500 Index. Volatility is the term used to describe the size and frequency of market fluctuations. Volatility of the level of the S&P 500 Index may affect the market value of the notes. During recent periods, the S&P 500 Index has experienced high volatility. The September 11th disasters and related uncertainties have resulted in greater market volatility, which may continue over the term of the notes. This volatility may increase the risk that the Average Level will be less than the Initial Level, thus negatively affecting the market value of the notes.
    Interest Rates. We expect that the market value of the notes will be affected by changes in interest rates. Generally, if United States interest rates increase, we expect that the market value of the notes will decrease. If United States interest rates decrease, we expect the market value of the notes will increase. Interest rates also may affect the economy which, in turn, may affect the level of the S&P 500 Index.
We cannot assure you that a trading market for your notes will ever develop or be maintained. Although the notes have been approved for listing on the American Stock Exchange, we cannot predict how the notes will trade in the secondary market or whether such market will be liquid or illiquid. Because the notes have a relatively high minimum denomination, the number of potential buyers of the notes in any secondary market may be limited. If you sell your notes prior to maturity, you may find that the market value of the notes is less than the principal amount of the notes. Although under ordinary market conditions BAS intends to indicate prices on the notes on request, there can be no assurance at which price such a bid would be made. BAS may discontinue buying and selling the notes on the secondary market at any time.

Hedging activities may affect the Supplemental Redemption Amount, if any, and the market value of the notes. Hedging activities by us or one or more of our affiliates, including Bank of America, N.A. or BAS, may affect the level of the S&P 500 Index and, accordingly, increase or decrease the market value of the notes prior to maturity and the Supplemental Redemption Amount, if any, you would receive at maturity. In addition, we or one or more of our affiliates, including Bank of America, N.A. or BAS, may purchase or otherwise acquire a long or short position in the notes. We or one of our affiliates, including Bank of America, N.A. or BAS, may hold or resell the notes. Although we have no reason to believe that any of those activities will have a material impact on the level of the S&P 500 Index, we cannot assure you that these activities will not affect such level and the market value of the notes prior to maturity or the Supplemental Redemption Amount, if any, payable at maturity.

You have no shareholder rights, no rights to receive any stock of the S&P 500 Index stocks, and are not entitled to dividends or other distributions on the S&P 500 Index stocks. The notes are our debt securities. They are not equity instruments or shares of stock. Investing in the notes will not make you a holder of any of the S&P 500 Index stocks. You will not have any voting rights, any rights to receive dividends or other distributions, or any other rights with respect to the S&P 500 Index stocks. As a result, the return on your notes will not reflect the return you would realize if you actually owned the stocks included in the S&P 500 Index and received the dividends paid or other distributions made in connection with such stocks. Your notes will be paid in cash, and you will have no right to receive delivery of any S&P 500 Index stocks.

Although our common stock is a component of the S&P 500 Index, we are not affiliated with any other S&P 500 Index company and are not responsible for any disclosure by any other S&P 500 Index company. However, we may currently, or in the future, engage in business with such companies. Neither we nor any of our affiliates, including Bank of America, N.A. and BAS, assumes any responsibility for the adequacy or accuracy of any publicly available information about any other S&P 500 Index company. You should make your own investigation into the S&P 500 Index and the S&P 500 Index companies. See the section entitled "The S&P 500 Index" below for additional information about the S&P 500 Index.

Neither S&P nor any S&P 500 Index company, other than us, is involved in this offering of the notes or has any obligation of any sort with respect to the notes. Thus, neither S&P nor the S&P 500 Index companies, other than us, have any obligation to take your interests into consideration for any reason, including taking any corporate actions that might affect the value of your notes.

Our business activities may create conflicts of interest with you. We or one or more of our affiliates, including Bank of America, N.A. or BAS, may engage in trading activities related to the S&P 500 Index and the S&P 500 Index stocks that are not for your account or on your behalf. These trading activities may present a conflict of interest between your interest in your notes and the interests we and our affiliates may have in our proprietary accounts, in facilitating transactions, including block trades, for our other customers and in accounts under our management. These trading activities, if they influence the level of the S&P 500 Index, could be adverse to your interests as a beneficial owner of the notes.

We and our other affiliates, including Bank of America, N.A. and BAS, at present or in the future, may engage in business with other S&P 500 Index companies, including making loans to, equity investments in, or providing investment banking, asset management, or other advisory services to those companies and their competitors. In connection with these activities, we may receive information about those companies which we will not divulge to you or other third parties. One or more of our affiliates have published, and may in the future publish, research reports on one or more of the S&P 500 Index companies. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. Any of these activities may affect the market value of the notes.

There may be potential conflicts of interest between you and the calculation agent. We have the right to appoint and remove a calculation agent. Our subsidiary, BAS, has been appointed to act as calculation agent for the notes and, as such, BAS will calculate the Supplemental Redemption Amount. Under certain circumstances, BAS' role as our subsidiary and its responsibilities as calculation agent for the notes could give rise to conflicts of interests.

THE S&P 500 INDEX

We have obtained all information regarding the S&P 500 Index contained in this pricing supplement, including its make-up, method of calculation, and changes in its components, from publicly available information. That information reflects the policies of, and is subject to change by, S&P. S&P has no obligation to continue to publish, and may discontinue publication of, the S&P 500 Index. The consequences of S&P discontinuing publication of the S&P 500 Index are described in the section entitled "Description of the Notes--Discontinuance of S&P 500 Index; Alteration of Method of Calculation." We do not assume any responsibility for the accuracy or completeness of any information relating to the S&P 500 Index.

The S&P 500 Index is intended to provide an indication of the pattern of common stock price movement. The calculation of the value of the S&P 500 Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of October 31, 2001, 422 companies or 84.4% of the S&P 500 Index companies traded on the New York Stock Exchange, 76 companies or 15.2% of the S&P 500 Index companies traded on The Nasdaq Stock Market, and 2 companies or 0.4% of the S&P 500 Index companies traded on the American Stock Exchange. S&P chooses companies for inclusion in the S&P 500 Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of its Stock Guide Database of over 10,000 companies, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry, and the market value and trading activity of the common stock of that company. As of October 31, 2001, ten main groups of companies comprise the S&P 500 Index with the number of companies currently included in each group indicated in parentheses: Consumer Discretionary (87), Consumer Staples (35), Energy (24), Financials (71), Health Care (43), Industrials (69), Information Technology (77), Materials (41), Telecommunication Services (13), and Utilities (40). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500 Index to achieve the objectives stated above.

S&P calculates the S&P 500 Index by reference to the prices of the S&P constituent stocks without taking account of the value of dividends paid on such stocks. As a result, the return on the notes will not reflect the return you would realize if you actually owned the S&P constituent stocks and received the dividends paid on such stocks.

Computation of the S&P 500 Index

S&P currently computes the S&P 500 Index as of a particular time as follows:

  the product of the market price per share and the number of then outstanding shares of each component stock is determined as of that time (referred to as the "market value" of that stock);
  the market values of all component stocks as of that time are aggregated;
  the mean average of the market values as of each week in the base period of the years 1941 through 1943 of the common stock of each company in a group of 500 substantially similar companies is determined;
  the mean average market values of all these common stocks over the base period are aggregated (the aggregate amount being referred to as the "base value");
  the current aggregate market value of all component stocks is divided by the base value; and
  the resulting quotient, expressed in decimals, is multiplied by 10.
While S&P currently employs the above methodology to calculate the S&P 500 Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the amounts payable on the notes at maturity.

S&P adjusts the foregoing formula to offset the effects of changes in the market value of a component stock that are determined by S&P to be arbitrary or not due to true market fluctuations. These changes may result from causes such as:

  the issuance of stock dividends;
  the granting to shareholders of rights to purchase additional shares of stock;
  the purchase of shares by employees pursuant to employee benefit plans;
  consolidations and acquisitions;
  the granting to shareholders of rights to purchase other securities of the issuer;
  the substitution by S&P of particular component stocks in the S&P 500 Index; or
  other reasons.
In these cases, S&P first recalculates the aggregate market value of all component stocks, after taking account of the new market price per share of the particular component stock or the new number of outstanding shares of that stock or both, as the case may be, and then determines the new base value in accordance with the following formula:
Old Base Value	x	New Market Value	=	New Base Value
Old Market Value

The result is that the base value is adjusted in proportion to any change in the aggregate market value of all component stocks resulting from the causes referred to above to the extent necessary to negate the effects of these causes upon the S&P 500 Index.

Neither we nor any of our affiliates, including Bank of America, N.A. and BAS, accepts any responsibility for the calculation, maintenance, or publication of, or for any error, omission, or disruption in, the S&P 500 Index or any successor S&P 500 Index. S&P does not guarantee the accuracy or the completeness of the S&P 500 Index or any data included in the S&P 500 Index. S&P assumes no liability for any errors, omissions, or disruption in the calculation and dissemination of the S&P 500 Index. S&P disclaims all responsibility for any errors or omissions in the calculation and dissemination of the S&P 500 Index or the manner in which the S&P 500 Index is applied in determining the amount payable at maturity.

Historical closing levels of the S&P 500 Index

Since its inception, the S&P 500 Index has experienced significant fluctuations. Any historical upward or downward trend in the value of the S&P 500 Index during any period shown below is not an indication that the value of the S&P 500 Index is more or less likely to increase or decrease at any time during the term of the notes. The historical S&P 500 Index levels do not give an indication of future performance of the S&P 500 Index. We cannot assure you that the future performance of the S&P 500 Index or the constituent stocks of the S&P Index will result in holders of the notes receiving an amount greater than the outstanding face amount of the notes on the Maturity Date.

The table below sets forth the high, the low, and the last closing levels of the S&P 500 Index for each of the four calendar quarters in 1998, 1999, and 2000, for the first, second, and third calendar quarters of 2001, and partial data for the fourth calendar quarter of 2001 through November 8, 2001. The closing levels listed in the table below were obtained from Bloomberg Financial Services, without independent verification.

S&P 500 INDEX QUARTERLY LEVELS
QUARTER ENDED	HIGH	LOW	CLOSE
3/31/98	1,105.65	927.69	1,101.75
6/30/98	1,138.49	1,077.01	1,133.84
9/30/98	1,186.75	957.28	1,017.01
12/31/98	1,241.81	959.44	1,229.23
3/31/99	1,316.55	1,212.19	1,286.37
6/30/99	1,372.71	1,281.41	1,372.71
9/30/99	1,418.78	1,268.37	1,282.71
12/31/99	1,469.25	1,247.41	1,469.25
3/31/00	1,527.46	1,333.36	1,498.58
6/30/00	1,516.35	1,356.56	1,454.60
9/30/00	1,520.77	1,419.89	1,436.51
12/31/00	1,436.28	1,264.74	1,320.28
3/31/01	1,373.73	1,117.58	1,160.33
6/30/01	1,312.83	1,103.25	1,224.42
9/30/01	1,236.72	965.80	1,040.94
11/8/01	1,118.86	1,038.55	1,118.54

Following the September 11th disasters, trading on United States stock markets was suspended from the morning of September 11, 2001 through the re-opening on September 17, 2001. Since reopening, those markets, and the S&P 500 Index, have been highly volatile. The September 11th disasters and related uncertainties may result in stock markets generally and the S&P 500 Index exhibiting greater volatility than in earlier periods. Before investing in the notes, you should consult publicly available sources for the levels and trading pattern of the S&P 500 Index.

License Agreement

We have entered into a non-exclusive license agreement with S&P providing for the license to us and certain of our affiliated or subsidiary companies, in exchange for a fee, of the right to use indices owned and published by S&P (including the S&P 500 Index) in connection with certain securities, including the notes.

The license agreement between us and S&P requires that the following language be stated in this pricing supplement:

The notes are not sponsored, endorsed, sold, or promoted by S&P. S&P makes no representation or warranty, express or implied, to the owners of the notes or any member of the public regarding the advisability of investing in securities generally or in the notes particularly, or the ability of the S&P 500 Index to track general stock market performance. S&P's only relationship to us is the licensing of certain trademarks and trade names of S&P and of the S&P 500 Index which is determined, composed, and calculated by S&P without regard to us or the notes. S&P has no obligation to take our needs or the needs of holders of the notes into consideration in determining, composing, or calculating the S&P 500 Index. S&P is not responsible for and has not participated in the determination of the timing of, prices at, or quantities of the notes to be issued or in the determination or calculation of the Supplemental Redemption Amount, if any. S&P has no obligation or liability in connection with the administration, marketing, or trading of the notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS, OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY US, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500 INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY SPECIAL, PUNITIVE, INDIRECT, OR CONSEQUENTIAL DAMAGES (INCLUDING LOST PROFITS), EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

DESCRIPTION OF THE NOTES

General

The notes are medium-term notes issued under the Senior Indenture, which is more fully described in the attached prospectus supplement and attached prospectus. The following description of the notes supplements the description of the general terms and provisions of the notes and Debt Securities set forth under the headings "Description of Notes" in the prospectus supplement and "Description of Debt Securities" in the prospectus. If information in this pricing supplement is inconsistent with the prospectus supplement or prospectus, this pricing supplement will supersede those documents.

Certain capitalized terms used herein have the meanings ascribed to them in the prospectus supplement and prospectus.

The aggregate principal amount of the notes will be $88,441,000. However, we may "reopen" this series of notes and issue additional notes at a later time or issue additional debt securities or other securities with terms similar to those of the notes, and such issuances may affect the market value of the notes. The notes are issued in minimum denominations of $100,000 or integral multiples of $1,000 in excess thereof. The notes mature on May 16, 2003, but under certain circumstances, which we describe below, the Maturity Date may be postponed. See the section entitled "Description of the Notes--Market Disruption."

Prior to maturity, the notes are not redeemable by us or repayable at the option of any holder. The notes are not subject to any sinking fund. Upon the occurrence of an Event of Default (as defined in the Senior Indenture) with respect to the notes, holders may accelerate the maturity of the notes, as described under "Description of Debt Securities--Events of Default" in the prospectus.

The notes will be issued in book-entry form only. The CUSIP number for the notes is 06050 MBQ9.

Payment at Maturity; Supplemental Redemption Amount

On the Pricing Date, we set the Participation Rate and the calculation agent determined the Initial Level. On each Valuation Date, the calculation agent will determine the closing level of the S&P 500 Index.

After the United States stock markets close on the last Valuation Date, the calculation agent will determine the Average Level and the Index Performance. If the Index Performance is zero or is negative, we will not pay you a Supplemental Redemption Amount. If the Index Performance is positive, the calculation agent will determine the Supplemental Redemption Amount to be paid by multiplying the principal amount of the notes by the product of the Participation Rate and the Index Performance.

At maturity, you will be paid the principal amount of the notes and the Supplemental Redemption Amount, if any.

Using a Participation Rate of 27%, the Initial Level of 1,120.31, and hypothetical closing levels of the S&P 500 Index on each of the Valuation Dates, the following table illustrates four examples of Supplemental Redemption Amounts and the associated total repayment at maturity per $1,000.

Initial Level	Level at First Valuation Date, May 9, 2002	Level at Second Valuation Date, November 8, 2002	Level at Third Valuation Date, May 9, 2003	Average Level	Index Performance	Supplemental Redemption Amount	Total Principal and Supplemental Redemption Amount Paid at Maturity
1,120.31	1,000	1,500	2,000	1,500.00	33.89%	$91.50	$1,091.50
1,120.31	800	1,200	900	966.67	-13.71%	$ 0.00	$1,000.00
1,120.31	2,500	1,080	900	1,493.33	33.30%	$89.91	$1,089.91
1,120.31	1,200	1,500	1,000	1,233.33	10.09%	$27.24	$1,027.24

Market Disruption

Each of the following will be a "Market Disruption Event" if, in the sole opinion of the calculation agent, that event materially affects the S&P 500 Index:

  the suspension or material limitation of the trading of a material number of securities included in the S&P 500 Index;
  the suspension or material limitation of the trading of securities on one or more stock exchanges on which securities included in the S&P 500 Index are quoted;
  the suspension or material limitation of the trading of (a) options or futures relating to the S&P 500 Index on any options or futures exchanges or (b) options or futures generally; or
  the imposition of any exchange controls in respect of any currencies involved in determining the total amount payable on the notes at maturity.
For the purpose of this definition of Market Disruption Event:
  a limitation on the number of hours or days of trading will not be a Market Disruption Event if it results from an announced change in the regular business hours of any exchange; and
  a limitation on trading imposed by reason of the movements in price exceeding the levels permitted by any relevant exchange will be a Market Disruption Event.
If a Market Disruption Event occurs or is continuing on a day that would otherwise be a Valuation Date, then the calculation agent will instead use the closing level of the S&P 500 Index on the first Business Day after that day on which no Market Disruption Event occurs or is continuing. In no event, however, will any Valuation Date be postponed by more than five Business Days. If any Valuation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the Valuation Date, and the calculation agent will make a good faith estimate of the closing level of the S&P 500 Index based upon its assessment of the value of the S&P 500 Index at that time. As a result, if a Market Disruption Event occurs or is continuing on the last scheduled Valuation Date, the Maturity Date for the notes will also be postponed, although not by more than five Business Days.

When we refer to a "Business Day" with respect to the notes, we mean a day that is a Business Day of the kind described in the attached prospectus supplement but that is not a day on which the principal securities market (or markets) on which the constituent stocks of the S&P 500 Index is closed.

Discontinuance of the S&P 500 Index; Alteration of Method of Calculation

If S&P discontinues publication of the S&P 500 Index and S&P or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, is comparable to the discontinued S&P 500 Index (such new index being referred to as a "Successor Index"), then the relevant closing levels shall be determined by reference to the Successor Index at the close of trading on the New York Stock Exchange, the American Stock Exchange, The Nasdaq National Market, or the relevant exchange or market for the Successor Index.

If the calculation agent selects a Successor Index, the calculation agent shall immediately notify us and the Senior Trustee, and the Senior Trustee will provide written notice of a change to the holders of the notes within three Business Days of such selection.

If S&P discontinues publication of the S&P 500 Index, and the calculation agent determines that no Successor Index is available, then the calculation agent will notify us and the Senior Trustee and shall calculate the appropriate closing levels. These calculations by the calculation agent will be in accordance with the formula for and method of calculating the S&P 500 Index last in effect prior to such discontinuance. If a Successor Index is selected or the calculation agent calculates a value as a substitute for the S&P 500 Index, such Successor Index or value will be substituted for the S&P 500 Index for all purposes.

If at any time the method of calculating the S&P 500 Index or a Successor Index, or the value thereof, is changed in a material respect, or if the S&P 500 Index or a Successor Index in any other way is modified so that such index does not, in the opinion of the calculation agent, fairly represent the value of the S&P 500 Index or such Successor Index had such changes or modifications not been made, then, from and after such time, the calculation agent will notify us and the Senior Trustee and shall make such calculations and adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a value of a stock index comparable to the S&P 500 Index or such Successor Index, as the case may be, as if such changes or modifications had not been made, and calculate the closing levels with reference to the S&P 500 Index or such Successor Index, as adjusted. Accordingly, if the method of calculating the S&P 500 Index or a Successor Index is modified so that the value of such index is a fraction of what it would have been if it had not been modified (e.g., due to a split in the index), then the calculation agent shall adjust such index in order to arrive at a value of the S&P 500 Index or such Successor Index as if it had not been modified (e.g., as if such split had not occurred).

Role of the Calculation Agent

The calculation agent in its sole discretion will make all determinations regarding the notes, including determinations regarding the Average Value, the Index Performance, the Supplemental Redemption Amount, Market Disruption Events, Successor Indices, and Business Days. Absent manifest error, all determinations of the calculation agent will be final and binding on you and us, without any liability on the part of the calculation agent.

We have initially appointed our affiliate, BAS, as the calculation agent, but we may change the calculation agent at any time without notifying you.

Same-Day Settlement and Payment

The notes will be delivered in book-entry form only through The Depository Trust Company against payment by purchasers of the notes in immediately available funds. We will make principal payments and Supplemental Redemption Amount payments, if any, in immediately available funds so long as the notes are maintained in book-entry form.

Listing

The notes are approved for listing on the American Stock Exchange, subject to official notice of issuance.

SUPPLEMENTAL PLAN OF DISTRIBUTION

Our affiliates, Bank of America, N.A. and BAS, have been appointed as our agents to solicit offers on a best efforts basis to purchase the notes. BAS and Bank of America, N.A. are parties to the Distribution Agreement described in the "Plan of Distribution" on page S-23 of the attached prospectus supplement. As agents, Bank of America, N.A. and BAS will receive commissions of 0.50% of the principal amount of each note sold. Each initial purchaser of notes must have an account with one of the agents. The agents may charge a purchaser of the notes a nominal account opening charge of not more than $100.

Neither Bank of America, N.A. nor BAS is acting as your fiduciary or advisor, and you should not rely upon any communication from Bank of America, N.A. or BAS in connection with the notes as investment advice or a recommendation to purchase notes. You should make your own investment decision regarding the notes after consulting with your legal, tax, and other advisors.

Bank of America, N.A., BAS, or any of our other affiliates may use this pricing supplement, attached prospectus supplement, and prospectus in a market-making transaction for any notes after their initial sale.

INVESTOR NOTICES

Argentina: The notes have not been registered in Argentina. The Comisión Nacional de Valores of Argentina has not approved the notes, the offering, nor any document relating to the offering of the notes, including this pricing supplement. Neither this pricing supplement nor the attached prospectus supplement or prospectus nor the delivery of such documents constitutes an offer to sell the notes or an invitation to receive offers to purchase the notes. No person wishing to offer or acquire the notes shall take any action that would result in the offering of the notes being deemed a public offering within the meaning of Argentine Law Nbr. 17.811. In addition, any resale of the notes must be made in a manner which will not constitute a public offering in Argentina. Argentine pension funds and insurance companies may not purchase the notes.

Brazil: The notes have not been registered in Brazil. The Comissão de Valores Mobiliários of Brazil has not approved the notes, the offering, nor any document relating to the offering of the notes, including this pricing supplement. Neither the notes nor the offering have been registered with the Comissão de Valores Mobiliários in Brazil. Persons wishing to offer or acquire the notes within Brazil should consult with their own counsel as to the applicability of registration requirements or any exemption therefrom. No action should be taken by such persons that would result in the offering of the notes being deemed a public offering under Brazilian law. In addition, any resale of the notes must be made in a manner which will not constitute a public offering in Brazil. This offering is not being made to any Brazilian financial institution, pension fund, insurance company, or capitalization company.

Hong Kong: The notes may not be offered or sold in Hong Kong by means of any document other than in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32).

Unless a person is permitted to do so under the securities laws of Hong Kong, such person may not issue or have in his or her possession for the purposes of issue, and will not issue, or have in his or her possession for the purposes of issue, any advertisement, invitation, or document relating to the notes other than with respect to notes intended to be disposed of to persons outside Hong Kong or to be disposed of in Hong Kong only to persons whose business involves the acquisition, disposal, or holding of securities, whether as principal or agent.

Mexico: The notes have not been registered under the Mexican Securities Market Law or recorded in the Mexican National Securities Registry. No action may be taken in Mexico that would render the offering of the notes a public offering in Mexico. No Mexican regulatory authority has approved or disapproved of the notes or passed on our solvency.

Taiwan: The notes may not be sold or publicly offered in Taiwan.

Venezuela: The notes have not been registered with the Comisión Nacional de Valores of Venezuela and are not being publicly offered in Venezuela. No document relating to the offering of the notes, including this pricing supplement, shall be deemed to constitute an offer of securities or an offer or the rendering of any investment advice or securities brokerage services in Venezuela. Investors wishing to acquire the notes may use only funds located outside of Venezuela.

UNITED STATES FEDERAL INCOME TAX SUMMARY

The following summary of certain United States federal income tax consequences of the purchase, ownership, and disposition of the notes is based upon laws, regulations, rulings, and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. It deals only with initial purchasers of the notes who hold notes as capital assets and does not deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, dealers in securities or currencies, tax-exempt entities, persons holding notes in a tax-deferred or tax-advantaged account, persons holding notes as a hedge, a position in a "straddle" or as part of a "conversion" transaction for tax purposes, or persons who are required to mark-to-market for tax purposes. The discussion assumes that the notes constitute true indebtedness of the issuer for United States federal income tax purposes. If the notes did not constitute true indebtedness of the issuer, the tax consequences described below would be materially different. You must consult your own tax advisors concerning the application of United States federal income tax laws to your particular situation as well as any consequences of the purchase, ownership, and disposition of the notes arising under the laws of any other jurisdiction.

As used herein, the term "United States Holder" means a beneficial owner of a note that is for United States federal income tax purposes (1) an individual who is a citizen or resident of the United States, (2) an entity which is a corporation or a partnership for United States federal income tax purposes created or organized in or under the laws of the United States or of any state thereof (other than a partnership that is not treated as a United States person under any applicable Treasury regulations), (3) an estate whose income is subject to United States federal income tax regardless of its source, (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (5) any other person whose income or gain in respect of the notes is effectively connected with the conduct of a United States trade or business. Notwithstanding the preceding sentence, to the extent provided in Treasury regulations, certain trusts in existence on August 20, 1996, and treated as United States persons prior to such date, that elect to continue to be treated as United States persons also will be United States Holders. A "Non-United States Holder" is a holder that is not a United States Holder.

United States Holders -- Income Tax Considerations

Interest and Original Issue Discount

The amount payable on the notes at maturity will depend on the Average Level. Accordingly, the notes will be treated as "contingent payment debt instruments" for United States federal income tax purposes subject to taxation under the "noncontingent bond method." As a result, the notes will generally be subject to the OID provisions of the Code and the Treasury regulations issued thereunder. Pursuant to such Treasury regulations, a United States Holder will be required to report OID or interest income based on a "comparable yield" and a "projected payment schedule," as described below, established by us for determining interest accruals and adjustments in respect of a note. A United States Holder which does not use the "comparable yield" and/or follow the "projected payment schedule" to calculate its OID and interest income on a note must timely disclose and justify the use of other estimates to the Internal Revenue Service, or "IRS."

A "comparable yield" with respect to a contingent payment debt instrument generally is the yield at which we could issue a fixed rate debt instrument with terms similar to those of the contingent payment debt instrument (taking into account for this purpose the level of subordination, term, timing of payments, and general market conditions, but ignoring any adjustments for liquidity or the riskiness of the contingencies with respect to the debt instrument and also ignoring any premium paid by an initial purchaser of the debt instrument). For example, if a hedge is available, the comparable yield is the yield on the synthetic fixed rate debt instrument that would result if the hedge is integrated with the contingent payment debt instrument. If a hedge is not available, but our similar fixed rate debt instruments trade at a price that reflects a spread above a benchmark rate, the comparable yield is the sum of the value of the benchmark rate on the issue date and the spread.

A "projected payment schedule" with respect to a contingent payment debt instrument is generally a series of expected payments the amount and timing of which would produce a yield to maturity on such debt instrument equal to the comparable yield. The "comparable yield" and "the projected payment schedule" may be obtained by contacting Bank of America Corporation, Corporate Treasury Division, NC1-007-23-01, 100 North Tryon Street, Charlotte, North Carolina 28255, Telephone (704) 386-5972. Investors should be aware that this information is not calculated or provided for any purposes other than the determination of a United States Holder's interest accruals and adjustments in respect of the notes. We make no representations regarding the actual amounts of payments on the notes.

Based on the comparable yield and the issue price of the notes, a United States Holder of a note (regardless of accounting method) generally will be required to accrue as OID the sum of the daily portions of interest on the note for each day in the taxable year on which the holder held the note, adjusted upward or downward to reflect the difference, if any, between the actual and projected amount of any contingent payments on the note, as set forth below. The daily portions of interest in respect of a note are determined by allocating to each day in an accrual period the ratable portion of interest on the note that accrues in the accrual period. The amount of interest on a note that accrues in an accrual period is the product of the comparable yield on the note (adjusted to reflect the length of the accrual period) and the adjusted issue price of the note at the beginning of the accrual period. The adjusted issue price of a note at the beginning of the first accrual period will equal its issue price and for any accrual period thereafter will be (1) the sum of the issue price of such note and any interest previously accrued thereon by a holder (disregarding any positive or negative adjustments) minus (2) the amount of any projected payments on the note for previous accrual periods. The issue price of each note in an issue of notes is the first price at which a substantial amount of such notes has been sold (including any premium paid for such notes and ignoring sales to bond houses, brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents, or wholesalers). Because of the application of the OID rules, it is possible that a United States Holder of a note would be required to include interest income or OID in excess of actual cash payments received for certain taxable years.

A United States Holder will be required to recognize interest income equal to the amount of any positive adjustment (i.e., the excess of actual payments over projected payments) in respect of a note for a taxable year. A negative adjustment (i.e., the excess of projected payments over actual payments) in respect of a note for a taxable year (i) will first reduce the amount of interest in respect of the note that a United States Holder would otherwise be required to include in income in the taxable year and (ii) to the extent of any excess, will give rise to an ordinary loss equal to that portion of such excess as does not exceed the excess of (A) the amount of all previous interest inclusions under the note over (B) the total amount of the United States Holder's net negative adjustments treated as ordinary loss on the note in prior taxable years. A net negative adjustment is not subject to the two percent floor limitation imposed on miscellaneous deductions under Section 67 of the Code. Any negative adjustment in excess of the amounts described above in (i) and (ii) will be carried forward to offset future interest income in respect of the note or to reduce the amount realized on a sale, exchange, or retirement of the note. Where a United States Holder purchases a note at a price other than the issue price thereof, the difference between the purchase price and the issue price generally will be treated as a positive or negative adjustment, as the case may be, and allocated to the daily portions of interest or projected payments with respect to the note.

If a contingent payment becomes fixed more than six months prior to maturity, a positive or negative adjustment, as appropriate, is made to reflect the difference between the present value of the amount that is fixed and the present value of the projected amount. A similar adjustment may be appropriate in certain circumstances in respect of the notes. For example, on any Valuation Date it may be possible to determine that the amount payable at maturity will be greater than the projected payment amount, even though the amount payable on the notes will not become fixed prior to the last Valuation Date. In that circumstance, the IRS may deem it appropriate to adjust (using the methodology described above or another methodology) the amount of interest income a United States Holder would be required to recognize in a particular taxable year in respect of a note. However, until such time as the IRS sets forth rules dealing with that situation, we do not intend to make any such adjustments.

Sale, Exchange, or Retirement

Upon a sale, exchange, or retirement of a note, a United States Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and such holder's tax basis in the note. A United States Holder's tax basis in a note generally will equal the cost thereof, increased by the amount of interest income previously accrued by the holder in respect of the note (disregarding any positive or negative adjustments) and decreased by the amount of all prior projected payments in respect of the note. A United States Holder generally will treat any gain as interest income, and any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss (depending upon the United States Holder's holding period for the note).

United States Holders - Backup Withholding and Information Reporting

Generally, payments of principal and interest, and the accrual of OID, with respect to the notes will be subject to information reporting and possibly to backup withholding. Information reporting means that the payment is required to be reported to the holder of the notes and the IRS. Backup withholding means that we are required to collect and deposit a portion of the payment with the IRS as a tax payment on your behalf. Backup withholding will be imposed at a rate of 30.5% for the calendar year ending on December 31, 2001 and will be reduced to 30% for the 2002 and 2003 calendar years.

Payments of principal and interest, and the accrual of OID, with respect to notes held by a United States Holder, other than certain exempt recipients such as corporations, and proceeds from the sale of notes through the United States office of a broker will be subject to backup withholding unless such United States Holder supplies us with a taxpayer identification number and certifies that its taxpayer identification number is correct or otherwise establish an exemption. In addition, backup withholding will be imposed on any payment of principal and interest, and the accrual of OID, with respect to a note held by a United States Holder that is informed by the United States Secretary of the Treasury that it has not reported all dividend and interest income required to be shown on its federal income tax return or that fails to certify that it has not underreported its interest and dividend income.

Payments of the proceeds from the sale of the notes to or through a foreign office of a broker, custodian, nominee, or other foreign agent acting on your behalf will not be subject to information reporting or backup withholding. If, however, such nominee, custodian, agent, or broker is, for United States federal income tax purposes, (1) a United States person, (2) the government of the United States or the government of any State or political subdivision of any State (or any agency or instrumentality of any of these governmental units), (3) a controlled foreign corporation, (4) a foreign partnership that is either engaged in a United States trade or business or whose United States partners in the aggregate hold more than 50% of the income or capital interests in the partnership, (5) a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, or (6) a United States branch of a foreign bank insurance company such payments will be subject to information reporting, unless (a) such custodian, nominee, agent, or broker has documentary evidence in its records that the holder is not a United States person and certain other conditions are met or (b) the holder otherwise establishes an exemption from information reporting.

A United States Holder that does not provide us with its correct taxpayer identification number may be subject to penalties imposed by the IRS. In addition, any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against such holder's United States federal income tax liability provided certain required information is furnished to the IRS.

Non-United States Holders -- Income Tax Considerations

Under present United States federal income tax law and subject to the discussion below concerning backup withholding, the payment by us, or any paying agent, of principal or interest, including OID, on a note owned by a Non-United States Holder is not subject to United States federal income or withholding tax provided that:

    such holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote;
    such holder is not a controlled foreign corporation that is related to us through stock ownership;
    such holder is not a bank receiving interest on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of your trade or business;
    the payment is not effectively connected with the conduct of a trade or business in the United States; and
    either (A) such holder provides us (or any paying agent) with a statement which sets forth its address, and certifies, under penalties of perjury, that it is not a United States person, citizen, or resident (which certification may be made on an IRS Form W-8BEN (or successor form)) or (B) a financial institution holding the note on behalf of such holder certifies, under penalties of perjury, that such statement has been received by it and furnishes a copy thereof to us (or any paying agent).
Payments to Non-United States Holders not meeting the requirements set forth above and thus subject to withholding of United States federal income tax may nevertheless be exempt from such withholding if such holder provides us with a properly executed IRS Form W-8BEN (or successor form) claiming an exemption from withholding under the benefit of a tax treaty. To claim benefits under an income tax treaty, a Non-United States Holder must obtain a taxpayer identification number and certify as to its eligibility under the appropriate treaty's limitations on benefits article.

Non-United States Holders will not be subject to United States federal income tax on any gain realized on the sale, exchange, or retirement of a note, provided that (a) such gain is not effectively connected with a United States trade or business and (b) in the case of an individual, such holder is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Non-United States Holders - Backup Withholding and Information Reporting

Payments of principal and interest, and the accrual of OID, with respect to the notes and proceeds from the sale of notes held by a Non-United States Holder will not be subject to information reporting and backup withholding so long as such holder has certified that it is not a United States person and we do not have actual knowledge that such certification is false (or you otherwise establish an exemption). However, if a Non-United States Holder has not certified that it is not United States person or we have actual knowledge that such certification is false (and it has not otherwise established an exemption) such holder will be subject to backup withholding and information reporting in the manner described above in "United States Holders -- Backup Withholding and Information Reporting."

ERISA CONSIDERATIONS

A fiduciary of a pension plan or other employee benefit plan (including a governmental plan, an individual retirement account, or a Keogh plan) proposing to invest in the notes should consider this section carefully.

A fiduciary of an employee benefit plan subject to the Employee Retirement Income Security Act of 1974, as amended (commonly referred to as "ERISA") should consider fiduciary standards under ERISA in the context of the particular circumstances of such plan before authorizing an investment in the notes. Such fiduciary should consider whether the investment is in accordance with the documents and instruments governing the plan.

In addition, ERISA and the Code prohibit certain transactions (referred to as "prohibited transactions") involving the assets of a plan subject to ERISA or the assets of an individual retirement account or plan subject to Section 4975 of the Code (referred to as an "ERISA plan"), on the one hand, and persons who have certain specified relationships of the plan ("parties in interest" within the meaning of ERISA or "disqualified persons" within the meaning of the Code), on the other. If we (or an affiliate) are considered a party in interest or disqualified person with respect to an ERISA plan, then the investment in notes by the ERISA plan may give rise to a prohibited transaction. There are several ways by which we or our affiliates may be considered a party in interest or a disqualified person with respect to an ERISA plan. For example, if we provide banking or financial advisory services to an ERISA plan, or act as a trustee or in a similar fiduciary role for ERISA plan assets, we may be considered a party in interest or a disqualified person with respect to that ERISA plan.

If an ERISA plan engages in a prohibited transaction, the transaction may require "correction" and may cause the ERISA plan fiduciary to incur certain liabilities and the parties in interest or disqualified persons to be subject to excise taxes. Therefore, an ERISA plan should not invest in the notes unless the plan fiduciary or other person acquiring notes on behalf of the ERISA plan determines that neither we nor an affiliate is a party in interest or a disqualified person or, alternatively, that an exemption from the prohibited transaction rules is available. By purchasing and holding the notes, the person making the decision to invest on behalf of an ERISA plan is representing that the purchase and holding of the notes will not result in a prohibited transaction under ERISA or the Code.

If you are the fiduciary of a pension plan or other ERISA plan, or an insurance company that is providing investment advice or other features to a pension plan or other ERISA plan, and you propose to invest in the notes with the assets of the ERISA plan, you should consult your own legal counsel for further guidance.